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INGTON, D. C.

05010876

August 22, 2005

<u>By Hand Delivery</u>

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 29 2005 WASH. D.C. 203 SECTION

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated August 11, 2005 announcing AGF's 2005 second quarter results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

Sami L. Toutounji

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 8/31

Paris, 11 August 2005

PRESS RELEASE

FIRST HALF ACTIVITY UP 3.1% TO €9.3 BN: AGF CONTINUED TO DEMONSTRATE ITS POTENTIAL FOR PROFITABLE GROWTH

VERY GOOD Q2 2005: ACTIVITY UP 7.9% AT €4.3BN

- **VERY GOOD 2nd QUARTER IN LIFE AND FINANCIAL SERVICES**
  - **Individual life: up 24%, significantly outperforming the French market**
    3rd double-digit quarterly rise from General Agents (56%)
    5th double-digit quarterly rise from Brokerage and Partnerships (54%)
    Further improvement in productivity in Salaried Network (6%)
    Very good sales of unit-linked products: 36% of inflows
  - **Total savings inflows*: up 104%**
    Numerous successes in third-party asset management

- **CONTINUED GROWTH IN LIFE IN BELGIUM AND SPAIN**
  - **6th double-digit quarterly rise in Belgium (32%)**
  - **10% growth in premium income in Spain**

- **2nd QUARTER SIMILAR TO 1st IN PROPERTY AND CASUALTY**
  - **Individuals: portfolios stabilised**
  - **SMEs: significant growth in SME lines**
  - **Large accounts: rate discipline maintained**

- **ROBUST GROWTH IN CREDIT INSURANCE: 6.8%**

- **DOUBLE-DIGIT GROWTH IN ASSISTANCE: 11.0%**

- **TOTAL INSURANCE REVENUE UP 7.8% IN Q2**

* *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

HIGHLIGHTS: A STEP-UP IN GROWTH IN Q2 2005

In Q2 2005, AGF continued to demonstrate its potential for growth. Activity accelerated compared with the first quarter, rising 7.9%. Many business lines posted double-digit growth, reflecting the Group's efforts to relaunch **business development while maintaining a strong policy of profitability**.

Very good 2nd quarter in Life and Financial Services

- Inflows to **individual life** insurance **grew 24%** in the 2nd quarter, outperforming the **French market's 16%** rise by a wide margin. The strategy implemented in the Life and Financial Services division has been successful. Premium income from **General Agents climbed by more than 35% for the 3rd consecutive quarter**, reflecting the successes the new sales organisation has scored. Recruiting continues in the AGF FinanceConseil network and the productivity of financial advisors rose by 6%. Net inflows to financial products were up very sharply owing to AGF AM's success in third-party asset management. **Total savings inflows** (life insurance + asset management) stood at €1.6bn, **up 104%.**

Recovery in premium income from Health and Group Insurance

- **Health and group returned to growth in the 2nd quarter (+1.5%)** after a 1st quarter in retreat (-4.5%), owing to sales initiatives that progressively offset that negative effects of portfolio clean-up in 2004. The new health product (Latitude Senior) rolled out at the end of the first half is expected to contribute to faster new business in the second part of the year.

Trends in line with target in Property and Casualty

- In the **2nd quarter**, the **Property & Casualty** business posted **trends very similar to those of the first three months of the year**. The individual risk portfolio grew again, and small and medium risk activity expanded. The auto portfolio has acquired 50 000 additional vehicles since the beginning of the year. Nevertheless, the policy of maintaining profitability in large account risks led once again to a decline in total gross premiums. Overall, premium income from property and casualty insurance contracted by 4.1%, after receding by 3.9% in the 1st quarter.

International

- The second quarter was characterised, like the first, by **growth in life insurance in Belgium (up 32%) and Spain (up 10%)**. Property and casualty experienced conditions similar to those prevailing in France. Downward pressure on rates related to industrial risks affected gross premiums.

Assistance and Credit Insurance

- **Credit Insurance continued to post solid growth** in the 2nd quarter, with premium income rising **6.8%** after a 10% advance in Q1, due to robust sales.
- The Group posted a **very good 2nd quarter in Travel Insurance and Assistance,** with a double-digit rise in premium income **(11%)**, underpinned by growth in the tourism industry.

Conversion to IFRS

H1 2005 premium income is presented on the basis of accounts prepared in accordance with IFRS standards. The principal differences arising from the changeover are as follows:

- **Inflows to IAS 39 investment contracts** are no longer booked as premium income but as deposits on the balance sheet. **The impact on H1 2004 premium income is €-66.9mn** and is concentrated in **life insurance in Belgium (€-53.8mn)**.
  In the **first half of 2005, inflows to IAS 39 contracts totalled €65.0mn.** They related principally to **life insurance outside France. This amount represented 0.7% of the AGF Group's premium income**.
- Premium income from foreign countries is booked under IFRS standards using an **average exchange rate** for the period rather than the end-of-period rate. **The impact on H1 2004 premium income is €+3.4mn.**
- **Net Banking Income** rather than Gross Banking Income is used as the indicator of the volume of the banking business. **The impact of this change on H1 2004 Total Revenue is €-183.1mn.**
  Net banking income has not been adjusted for commissions received by the Group's asset management companies on the management of mutual funds consolidated using the "fair value option".

A detailed conversion table appears on page 11.

H1 2005 consolidated premium income

in millions of euros	Q2 2005	Q2 2004	% chg.	H1 2005	H1 2004[b]	% chg.	% proforma and at const. FX[c]
France	**2 478**	**2 297**	**7.8%**	**5 328**	**5 116**	***4.2%***	**2.0%**
Life & health[a]	*1 609*	*1 387*	*16.0%*	*3 084*	*2 772*	*11.3%*	*7.1%*
Property & casualty	*869*	*911*	*-4.7%*	*2 244*	*2 344*	*-4.3%*	*-4.3%*
Outside France	**1 109**	**1 028**	**8.2%**	**2 458**	**2 519**	**-2.5%**	**-1.9%**
Life & health[a]	*410[d]*	*348[d]*	*18.0%[d]*	*851*	*930*	*-8.5%*	*-8.0%*
Property & casualty	*698*	*681*	*2.6%*	*1 606*	*1 589*	*1.1%*	*1.7%*
Assistance	**147**	**133**	**11.0%**	**295**	**273**	***7.8%***	**7.5%**
Credit insurance	**496**	**465**	**6.8%**	**1 035**	**954**	***8.4%***	**8.3%**
Consolidated premium income	**4 230**	**3 924**	**7.8%**	**9 115**	**8 863**	***2.8%***	**1.8%**
Banking & financial activities (France and Int'l)	**70**	**60**	**16.4%**	**127**	**97**	***31.1%***	**31.2%**
Other activities	**6**	**7**	**-17.1%**	**16**	**15**	***1.3%***	**0.0%**
Total revenue	**4 306**	**3 992**	**7.9%**	**9 258**	**8 975**	***3.1%***	**2.1%**

Notes:

a. *Premium income from life & health insurance includes individual and group life policies, plus all health insurance, i.e. all individual and group bodily injury policies.*

b. *H1 2004 premium income is shown on an IFRS basis (see page 11), calculated according to the same methodology as that used for H1 2005.*

c. *H1 2005 premium income was calculated at the exchange rates prevailing in H1 2004, and the proforma treatment consisted in comparing H1 2005 premium income to that of H1 2004 using the scope of consolidation and IFRS standards applied in 2005.*

d. *Life premium income in Colombia in Q1 2005 was restated by € –22mn for IAS 39 investment contracts*
Life premium income in Colombia in Q1 2004 was restated by € –4mn for IAS 39 investment contracts

I FRANCE

In Q2 2005, AGF continued to demonstrate its potential for profitable growth in France. Business development accelerated, with premium income advancing 7.8% to €2,478mn, vs. the 1.2% increase posted in Q1. Highlights:

- **Sales momentum increased in the Life and Financial Services division**. Premium income was particularly robust in the 2nd quarter, growing **24.4%. Total Savings Inflows**[a], which includes sales of financial products not booked as premium income, also posted sharp growth (**104%**).
- **Health and Group** insurance recovered, with premium income rising **1.5%** after contracting **4.5%** in the first quarter.
- The **Property & Casualty** business in **Q2 2005 was very much in line with that of Q1.**

In accordance with the way the Group is organised in France, premium income broke down as follows:

in millions of euros	Q2 2005	Q2 2004	% chg.	H1 2005	H1 2004	% chg.
Insurance						
Individual life	1 062	854	24.4%	2 008	1 686	19.1%
Health and group	571	563	1.5%	1 136	1 155	-1.6%
Property & casualty, excl. group insurance	845	882	-4.1%	2 184	2 275	-4.0%
Total	**2 478**	**2 299**	**7.8%**	**5 328**	**5 116**	**4.2%**
Total savings inflows[a]	**1 633**	**802**	**103.6%**	**4 535**	**2 699**	**68.0%**

Note:

a. *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

I.1 Individual Life and Financial Services[1]

In Life and Financial Services, **total savings inflows** in Q2 2005 stood **at €1.6bn, vs. €0.8bn** in Q2 2004, **up 104%**. This division's overall business is expanding rapidly in all segments:

- **€1.1bn** in inflows derived from **individuals**, representing an increase of 25%. Of this amount, 72% was collected by proprietary networks (AGF FinanceConseil, W Finance, General Agents) and 28% by independents (Brokerage, Partnerships, AVIP, ASAC);
- **€0.5bn** derived from **institutions and companies, up sharply as a result of high inflows to the equity, alternative and money-market asset classes. With the launch of** AGF Short Term, in conjunction with Pimco, AGF AM has entered the dynamic money-market funds market.

AGF experienced strong growth both in individual life insurance and in the sale of financial products. **Premium income from individual life totalled €1,062mn, up 24%**, owing to **sales momentum in the proprietary networks (up 13%)** and **very robust business development among independents (up 70%)**. Inflows to **unit-linked accounts rose very sharply** and in H1 represented **36% of total premium revenue from individual life** (including 4% in short-term vehicles).

1 given their nature, ASAC-FAPES contracts were reclassified from group pension to individual life

For the third consecutive quarter, the General Agents posted growth in premium income in excess of 35%, as a result of sales of Tellus, their flagship product. **Productivity at AGF FinanceConseil** continued to rise, increasing **6%** over 2004. This network pursued its strategy of selling unit-linked contracts, which represented 41% of premium income (including 11% in short-term vehicles). Lastly, the strong business growth from independent investment advisors derived from the excellent performance of Génération Vie (partnership with Oddo) and of the high-end segment.

in millions of euros	Q2 2005	Q2 2004	% chg.	H1 2005	H1 2004	% chg.
Individual life insurance (premium income)	**1 062**	**854**	**24.4%**	**2 008**	**1 686**	**19.1%**
Proprietary networks	767	681	12.7%	1 426	1 313	8.7%
Independents	295	173	70.2%	581	374	55.6%
Total savings inflows[(a)]	**1 633**	**802**	**103.6%**	**4 535**	**2 699**	**68.0%**
Net banking income (*France*)	**60**	**56**	**7.1%**	**112**	**85**	**31.4%**

Note :

a. *Total savings inflows consist of premium income from individual life insurance, excluding inflows to investment contracts, plus net inflows to financial products (mutual funds, "innovation" funds, etc.).*

I.2 Health and Group

Premium income broke down as follows:

in millions of euros	Q2 2005	Q2 2004	% chg.	H1 2005	H1 2004	% chg.
Health and group	**571**	**563**	**1.5%**	**1 136**	**1 155**	**-1.6%**
Individual health	128	125	1.8%	263	260	0.9%
Individual bodily injury	27	26	3.9%	59	57	3.5%
Individual health and bodily injury	**155**	**151**	**2.2%**	**322**	**317**	**1.4%**
Group health and bodily injury	186	188	-1.1%	364	364	0.0%
Group pension and income protection	231	225	2.6%	451	474	-4.9%
Group insurance	**417**	**412**	**1.2%**	**815**	**838**	**-2.8%**

I.2.1 Individual health and bodily injury:

Premium income from individual health and bodily injury **added 2.2% to €155mn** in the 2nd quarter, underpinned by **efforts to generate new business and to increase loyalty among customers already in the portfolio**. In addition, rate increases implemented in May had a positive price effect.

I.2.2 Group insurance:

Premium income of **group insurance refound growth in the 2nd quarter of 2005 at €417mn (+1.2%), despite an unfavourable comparison basis due to a major single premium in the 1st quarter of 2004**. The increase resulted from **new business** and **rate increases**, together with expansion in borrower's insurance, **which are gradually offsetting the measures instituted in 2004 to improve the quality of the corporate portfolio.**

I.3 Property and casualty (excl. group insurance)

Premium income broke down as follows:

in millions of euros	Q2 2005	Q2 2004	% chg.	H1 2005	H1 2004	% chg.
Property & casualty (excl. group)	**845**	**882**	**-4.1%**	**2 184**	**2 275**	**-4.0%**
General agents	505	501	0.8%	1 228	1 228	0.0%
Brokerage	312	347	-10.0%	898	975	-7.9%
Assurances Fédérales	17	15	8.6%	34	29	14.7%
Legal protection	7	6	12.1%	15	13	13.3%
Partnerships	8	9	-14.4%	11	12	-10.8%
Other	-3	3	n.s.	0	18	n.s.

In **Q2, AGF saw trends very similar to those observed in Q1**:

- Premium income from **SME and independent professional** lines **advanced by nearly 14%,** demonstrating the Group's ability to maintain profitability while continuing to grow,
- In **individual** risks, **auto insurance portfolios** were stabilised in the 2nd quarter. **For the first time in several quarters, auto insurance portfolios posted a slight increase (0.4%).** This performance reflected the success of the networks' efforts to combine continued pricing discipline with portfolio consolidation.
- In **large account risks**, pricing pressures continued to impact the market in Q2. **The Group remained steadfast in its rate policy**, which led to a significant decline in premium income of **nearly 17%.** This business is largely reinsured – in H1 2005 it represented only 2% of premiums net of reinsurance – so the impact on overall net premiums was marginal.

Taken together, **the increase in premium income, before reinsurance, from independent professionals, SMEs and individuals did not completely offset contraction in the large account risks segment. Premium income before reinsurance declined by 4.1% to €845mn, vs. a 3.9% reduction in Q1.**

I.3.1 General Agents:

Premium income from General Agents returned to **modest growth in the 2nd quarter (0.8%)** after contracting slightly in Q1 (0.5%), in particular because **the balance of customers entering and exiting the auto insurance portfolio has reversed**, with a gradual positive impact on premium income. In **independent professional and SME** risks, **premium income was up slightly**, as rates were increased and new business was written, even though the portfolio continued to contract year-on-year, the result of measures to improve portfolio quality.

I.3.2 Brokerage:

Premium income from Brokerage networks saw **robust growth in the SME and independent professionals** segments (37.3%), owing to significant portfolio growth. Premium income also grew in **individual risks**, also due to **stabilisation of the auto insurance portfolio**. Conversely, the **fleets and affinity groups segment posted a further decline** (22%), as the growth in insured fleets has not yet offset the impact of measures applied in 2004 to improve portfolio quality in affinity groups. Similarly, **business volume contracted in large account risks** (by 17%). Pressure on rates remained heavy in this market and the Group aims to maintain its profitability. As this activity is largely reinsured – it represents 2% of premium income net of reinsurance – the impact on total net premiums is marginal. As a result, Brokerage posted a 10% decline in premium income in Q2 to €312mn.

II INTERNATIONAL

Premium income also returned to **robust growth** outside France **in the 2nd quarter, with a 7.8% rise in premium income to €1,109mn**. In Q1 international business had contracted by nearly 10%. The increase **resulted primarily from strong life insurance sales in Belgium and Spain**.

II.1 EUROPE outside France:

In the rest of Europe, premium income **grew by 4.6% in Q2** after contracting by 11.1% in Q1. **Life and health insurance advanced by 16.1%**, while property and casualty revenues contracted slightly (by 1.7%), as they did in France, as a result of pricing pressure on large account risks.

II.1.1 Belgium:

Premium income in Belgium **rose by 15.0% for the second consecutive quarter** and in double digits for the third time. It totalled €226mn in Q2. **Growth was underpinned by life and health insurance, which climbed by 32%, owing to the success of capital accumulation products**. **Property and casualty grew in individual auto insurance (by 4.7%),** was stable in SME lines and as in France, declined in large account risks, by 28%. Overall premium income from property and casualty insurance declined by 9%.

II.1.2 Netherlands:

Premium income generated by Dutch entities in Q2 totalled €338mn, down slightly, by 1.2%. **Life and health insurance meanwhile returned to growth of 2.9%,** even though an insufficiently-profitable contract was closed to new policyholders and the ex-Zwolsche health insurance portfolio was sold. **Property and casualty** revenues **dipped by 2.8%** principally because of the fire insurance business, in particular in the large account segment, where pressure on prices was high.

II.1.3 Spain:

In the 2nd quarter, premium revenue in Spain **returned to robust growth in life insurance**. In the first quarter a large Q1 2004 single-premium inflow had made the base of comparison unfavourable. The increase was particularly strong in **traditional life insurance and in group life**. In **property and casualty**, meanwhile, **premium income remained stable in Q2**. Pressure on rates was also high in the large account segment. **Overall, Q2 premium income advanced by 4.5% to €287mn**.

II.2 SOUTH AMERICA:

AGF's South American activities, now **refocused on non-life insurance**, posted **robust growth**. Second-quarter premium income totalled €173mn, up 21.9%. The advance was due primarily to **business development in Brazil, where premium income increased by 60% in Q2**. In particular, auto insurance experienced strong growth, reflecting expansion in the number of insured vehicles and significant rate hikes. Non-life insurance also posted strong growth in Colombia, supported by increases in the size of automobile fleets.

III ASSISTANCE

The AGF share of premium income generated by the Mondial Assistance group in assistance and travel insurance stood at €147mn, **up 11% in Q2 2005**. Business was underpinned by **growth in the tourism market**. In the Netherlands, Germany and Brazil, growth rates were strong, as they were in the US, where e-tourism contracts are gaining ground. The 2nd quarter also saw **sharp advances in the assistance business, in particular in the UK and the Iberian peninsula**.

IV CREDIT INSURANCE

In Q2 2005, **business development** in the Euler Hermes remained **robust**, and premium income totalled €496mn, **up 6.8%.** Growth resulted primarily from a **6.3% advance in the premium income** generated by the principal operating entities in **western Europe** and North America, but also from **very rapid growth** in sales in **new markets**. It reflected continued efforts to win customer loyalty and a high level of new business in Germany, France, Italy, the Benelux countries and the United States. In certain sectors, Euler Hermes also benefited from a greater-than-expected increase in its policyholders' turnover, which has resulted in an upward revision of premiums earned in 2005.

Premium income by geographical region broke down as follows:

in € mn – premiums written	**Q2 2005**	**Q2 2004**	**% chg.**	**H1 2005**	**H1 2004**	**% chg.**
Germany	217	200	8.1%	461	422	9.4%
France	97	93	4.2%	192	185	3.4%
Italy	55	54	1.5%	111	108	3.3%
United Kingdom	47	50	-5.4%	95	98	-3.5%
United States	42	35	22.9%	88	74	19.2%
Belgium / Netherlands	29	26	14.0%	65	57	14.4%
Spain	4	3	32.3%	14	5	156.6%
Other countries	5	4	18.6%	9	5	68.6%
Total	**496**	**465**	**6.8%**	**1 035**	**954**	**8.4%**

Breakdown of Q2 2005 premium income by country

in millions of euros	Q2 2005	Q2 2004 IFRS	% chg. IFRS	% chg. proforma and at const. FX
France	**2 478.1**	**2 298.6**	**7.8%**	**5.0%**
Life & health	*1 609.4*	*1 387.2*	*16.0%*	*11.1%*
Property & casualty	*868.7*	*911.4*	*-4.7%*	*-4.7%*
Belgium	**225.9**	**196.5**	**15.0%**	**15.0%**
Life & health	*152.7*	*116.1*	*31.5%*	*31.5%*
Property & casualty	*73.2*	*80.4*	*-9.0%*	*-9.0%*
Netherlands	**338.0**	**342.2**	**-1.2%**	**-14.5%**
Life & health	*96.3*	*93.6*	*2.9%*	*-34.4%*
Property & casualty	*241.7*	*248.6*	*-2.8%*	*-2.8%*
Spain	**287.1**	**274.8**	**4.5%**	**4.5%**
Life & health	*79.8*	*72.6*	*9.9%*	*9.9%*
Property & casualty	*207.3*	*202.2*	*2.5%*	*2.5%*
Rest of Europe	**7.3**	**7.2**	**1.4%**	**1.4%**
Life & health	*7.3*	*7.3*	*0.0%*	*0.0%*
Property & casualty	*0.0*	*-0.1*	*-100.0%*	*-100.0%*
TOTAL Europe excl. France	**858.3**	**820.7**	**4.6%**	**-1.8%**
Life & health	*336.1*	*289.6*	*16.1%*	*-1.9%*
Property & casualty	*522.2*	*531.1*	*-1.7%*	*-1.7%*
Argentina	**11.2**	**10.2**	**9.8%**	**12.7%**
Life & health	*0.0*	*0.1*	*-100.0%*	*-100.0%*
Property & casualty	*11.2*	*10.1*	*10.9%*	*13.9%*
Chile	**0.0**	**13.5**	**-100.0%**	**ns**
Life & health	*0.0*	*0.0*	*ns*	*ns*
Property & casualty	*0.0*	*13.5*	*-100.0%*	*ns*
Brazil	**96.7**	**60.6**	**59.6%**	**30.0%**
Life & health	*21.4*	*14.4*	*48.6%*	*22.2%*
Property & casualty	*75.3*	*46.2*	*63.0%*	*32.5%*
Venezuela	**20.4**	**21.6**	**-5.6%**	**9.7%**
Life & health	*5.5*	*5.4*	*1.9%*	*16.7%*
Property & casualty	*14.9*	*16.2*	*-8.0%*	*7.4%*
Colombia	**44.7**	**36.0**	**24.3%**	**11.5%**
Life & health	*15.1*	*11.4*	*32.8%*	*17.0%*
Property & casualty	*29.6*	*24.6*	*20.3%*	*8.9%*
TOTAL South America	**173.0**	**141.9**	**21.9%**	**20.0%**
Life & health	*42.0*	*31.3*	*34.3%*	*18.9%*
Property & casualty	*131.0*	*110.6*	*18.4%*	*20.4%*
Other countries	**77.5**	**65.8**	**17.8%**	**18.4%**
Life & health	*32.3*	*26.8*	*20.5%*	*21.6%*
Property & casualty	*45.2*	*39.0*	*15.9%*	*16.2%*
Total excl. France	**1 108.8**	**1 028.4**	**7.8%**	**2.1%**
Life & health	*410.4*	*347.7*	*18.0%*	*1.3%*
Property & casualty	*698.4*	*680.7*	*2.6%*	*2.6%*
Total premium income	**3 586.9**	**3 327.0**	**7.8%**	**4.1%**
Life & health	*2 019.8*	*1 734.9*	*16.4%*	*8.9%*
Property & casualty	*1 567.1*	*1 592.1*	*-1.6%*	*-1.6%*
Assistance	**147.2**	**132.7**	**11.0%**	**10.0%**
Credit insurance	**496.2**	**464.7**	**6.8%**	**6.4%**
Consolidated insurance revenue	**4 230.3**	**3 924.4**	**7.8%**	**4.6%**
Banking activities (France & Int'l)	**70.1**	**60.2**	**16.4%**	**16.5%**
Other businesses	**5.8**	**7.0**	**-17.1%**	**0.0%**
Total revenue	**4 306.2**	**3 991.6**	**7.9%**	**4.7%**

Breakdown of H1 2005 premium income by country

in millions of euros	H1 2005	H1 2004 IFRS	% chg. IFRS	% chg. proforma and at const. FX
France	**5 328.1**	**5 115.7**	**4.2%**	**2.0%**
Life & health	*3 084.3*	*2 771.7*	*11.3%*	*7.1%*
Property & casualty	*2 243.8*	*2 344.0*	*-4.3%*	*-4.3%*
Belgium	**498.0**	**433.3**	**14.9%**	**14.9%**
Life & health	*321.3*	*249.1*	*29.0%*	*29.0%*
Property & casualty	*176.7*	*184.2*	*-4.1%*	*-4.1%*
Netherlands	**755.2**	**879.0**	**-14.1%**	**-13.1%**
Life & health	*211.3*	*310.8*	*-32.0%*	*-29.7%*
Property & casualty	*543.9*	*568.2*	*-4.3%*	*-4.3%*
Spain	**670.3**	**709.6**	**-5.5%**	**-5.5%**
Life & health	*160.3*	*226.7*	*-29.3%*	*-29.3%*
Property & casualty	*510.0*	*482.9*	*5.6%*	*5.6%*
Rest of Europe	**14.0**	**12.7**	**10.2%**	**11.8%**
Life & health	*14.0*	*13.7*	*2.2%*	*3.6%*
Property & casualty	*0.0*	*-1.0*	*-100.0%*	*-100.0%*
TOTAL Europe excl. France	**1 937.5**	**2 034.6**	**-4.8%**	**-4.3%**
Life & health	*706.9*	*800.3*	*-11.7%*	*-10.5%*
Property & casualty	*1 230.6*	*1 234.3*	*-0.3%*	*-0.3%*
Argentina	**25.9**	**26.7**	**-3.0%**	**0.7%**
Life & health	*0.0*	*0.3*	*-100.0%*	*-100.0%*
Property & casualty	*25.9*	*26.4*	*-1.9%*	*1.9%*
Chile	**0.0**	**27.6**	**-100.0%**	**ns**
Life & health	*0.0*	*0.0*	*ns*	*ns*
Property & casualty	*0.0*	*27.6*	*-100.0%*	*ns*
Brazil	**188.5**	**147.7**	**27.6%**	**12.7%**
Life & health	*39.8*	*36.3*	*9.6%*	*-3.0%*
Property & casualty	*148.7*	*111.4*	*33.5%*	*17.9%*
Venezuela	**34.8**	**37.7**	**-7.7%**	**7.2%**
Life & health	*9.6*	*9.7*	*-1.0%*	*14.4%*
Property & casualty	*25.2*	*28.0*	*-10.0%*	*4.6%*
Colombia	**85.1**	**73.3**	**16.1%**	**5.2%**
Life & health	*28.6*	*24.6*	*16.3%*	*4.8%*
Property & casualty	*56.5*	*48.7*	*16.0%*	*5.3%*
TOTAL South America	**334.3**	**313.0**	**6.8%**	**8.9%**
Life & health	*78.0*	*70.9*	*10.0%*	*1.7%*
Property & casualty	*256.3*	*242.1*	*5.9%*	*11.3%*
Other countries	**185.8**	**171.8**	**8.1%**	**8.7%**
Life & health	*66.4*	*58.8*	*12.9%*	*13.9%*
Property & casualty	*119.4*	*113.0*	*5.7%*	*5.9%*
Total excl. France	**2 457.6**	**2 519.4**	**-2.5%**	**-1.9%**
Life & health	*851.3*	*930.0*	*-8.5%*	*-8.0%*
Property & casualty	*1 606.3*	*1 589.4*	*1.1%*	*1.7%*
Total premium income	**7 785.7**	**7 635.1**	**2.0%**	**0.8%**
Life & health	*3 935.6*	*3 701.7*	*6.3%*	*3.5%*
Property & casualty	*3 850.1*	*3 933.4*	*-2.1%*	*-1.9%*
Assistance	**294.7**	**273.4**	**7.8%**	**7.5%**
Credit insurance	**1 034.6**	**954.3**	**8.4%**	**8.3%**
Consolidated insurance revenue	**9 115.0**	**8 862.8**	**2.8%**	**1.8%**
Banking activities (France & Int'l)	**127.2**	**97.0**	**31.1%**	**31.2%**
Other businesses	**15.6**	**15.4**	**1.3%**	**0.0%**
Total revenue	**9 257.8**	**8 975.2**	**3.1%**	**2.1%**

Impact of conversion to IFRS standards

in millions of euros	H1 2004 Unadjusted	Change	H1 2004 IFRS
France	**5 118.7**	**-3.0**	**5 115.7**
Life & health	*2 772.3*	*-0.6*	*2 771.7*
Property & casualty	*2 346.4*	*-2.4*	*2 344.0*
Belgium	**487.1**	**-53.8**	**433.3**
Life & health	*302.9*	*-53.8*	*249.1*
Property & casualty	*184.2*	*0.0*	*184.2*
Netherlands	**879.0**	**0.0**	**879.0**
Life & health	*310.8*	*0.0*	*310.8*
Property & casualty	*568.2*	*0.0*	*568.2*
Spain	**709.6**	**0.0**	**709.6**
Life & health	*226.7*	*0.0*	*226.7*
Property & casualty	*482.9*	*0.0*	*482.9*
Rest of Europe	**12.7**	**0.0**	**12.7**
Life & health	*13.7*	*0.0*	*13.7*
Property & casualty	*-1.0*	*0.0*	*-1.0*
TOTAL Europe excl. France	**2 088.4**	**-53.8**	**2 034.6**
Life & health	*854.1*	*-53.8*	*800.3*
Property & casualty	*1 234.3*	*0.0*	*1 234.3*
Argentina	**26.4**	**0.3**	**26.7**
Life & health	*0.3*	*0.0*	*0.3*
Property & casualty	*26.1*	*0.3*	*26.4*
Chile	**27.6**	**0.0**	**27.6**
Life & health	*0.0*	*0.0*	*0.0*
Property & casualty	*27.6*	*0.0*	*27.6*
Brazil	**144.2**	**3.5**	**147.7**
Life & health	*35.7*	*0.6*	*36.3*
Property & casualty	*108.5*	*2.9*	*111.4*
Venezuela	**36.8**	**0.9**	**37.7**
Life & health	*9.5*	*0.2*	*9.7*
Property & casualty	*27.3*	*0.7*	*28.0*
Colombia	**83.7**	**-10.4**	**73.3**
Life & health	*34.8*	*-10.2*	*24.6*
Property & casualty	*48.9*	*-0.2*	*48.7*
TOTAL South America	**318.7**	**-5.7**	**313.0**
Life & health	*80.3*	*-9.4*	*70.9*
Property & casualty	*238.4*	*3.7*	*242.1*
Other countries	**171.8**	**0.0**	**171.8**
Life & health	*58.8*	*0.0*	*58.8*
Property & casualty	*113.0*	*0.0*	*113.0*
Total excl. France	**2 578.9**	**-59.5**	**2 519.4**
Life & health	*993.2*	*-63.2*	*930.0*
Property & casualty	*1 585.7*	*3.7*	*1 589.4*
Total premium income	**7 697.6**	**-62.5**	**7 635.1**
Life & health	*3 765.5*	*-63.8*	*3 701.7*
Property & casualty	*3 932.1*	*1.3*	*3 933.4*
Assistance	**273.4**	**0.0**	**273.4**
Credit insurance	**955.3**	**-1.0**	**954.3**
Consolidated insurance revenue	**8 926.3**	**-63.5**	**8 862.8**
Banking activities (France & Int'l)	**280.1**	**-183.1**	**97.0**
Other businesses	**15.4**	**0.0**	**15.4**
Total revenue	**9 221.8**	**-246.6**	**8 975.2**

File No. 82-4517

Conversion of H1 2004 premium income from published to proforma basis

in millions of euros		Insurance activities			Banking activities	Other businesses	TOTAL
		Premiums written	Other services	Premium income	Net banking income	Premiums written	
Premium income (unadjusted) for H1 2004	**A**	**8 741.3**	**185.0**	**8 926.3**	**280.1**	**15.4**	**9 221.8**
Impact of average exchange rate		3.6	(0.2)	3.4			3.4
Impact of IAS 39		(66.9)		(66.9)			(66.9)
Change from gross to net banking income					(183.1)		(183.1)
Total impact of IFRS	**B**	**(63.3)**	**(0.2)**	**(63.5)**	**(183.1)**		**(246.6)**
Premium income (IFRS) for H1 2004	**A+B**	**8 678.0**	**184.8**	**8 862.8**	**97.0**	**15.4**	**8 975.2**
Consolidation of Euler do Brasil Exportaçao (Brazil)		0.2		0.2			0.2
Consolidation of Towarzystwo by Hermes (Poland)		3.6		3.6			3.6
Acquisition of Martin Maurel Vie		14.0		14.0			14.0
Acquisition of Avip		93.0		93.0			93.0
Sale of AGF Az Chile Generales		(27.6)		(27.6)			(27.6)
Sale of Colseguros vida portfolio (EPS)		0.2		0.2			0.2
Sale of ZA Verzeringen (Netherlands)		(10.3)		(10.3)			(10.3)
Total change in scope of consolidation	**C**	**73.1**		**73.1**			**73.1**
Proforma premium income for H1 2004	**A+B+C**	**8 751.1**	**184.8**	**8 935.9**	**97.0**	**15.4**	**9 048.3**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Patrick Lalanne 33 (0)1 44 86 37 64 patrick.lalanne@agf.fr
Jean-Yves Icole 33 (0)1 44 86 44 19 jean-yves.icole@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr
Anne-Sandrine Cimatti 33 (0)1 44 86 6745 cimatti@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09 davidse@agf.fr

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.